Exhibit 99.1

Baja Mining Announces Resignation of Greenslade, Appointment of New Chairman and Interim CEO and Appointment of Special Committee

Vancouver, May 14, 2012 – Baja Mining Corp. (TSX:BAJ - OTCQX: BAJFF) today announced the resignation of John Greenslade as a director of Baja. Mr. Greenslade has also resigned from his positions as Baja’s CEO and President.

Baja’s Board has commenced the search for a new CEO. Tom Ogryzlo has been appointed as interim CEO to replace Mr. Greenslade while that search is underway, and with Baja’s Chief Financial Officer Rowland Wallenius and Chief Operating Officer Adam Wright, forms Baja’s leadership team.

Lorie Waisberg, who joined the Board of Directors on May 6, 2012, has been appointed as the chairman of the Board of Directors, replacing Giles Baynham, who served as Baja’s chairman since January 2012. Mr. Baynham continues to serve as a director of Baja.

Baja’s reconstituted Board is assessing Baja’s financing needs and is actively engaged in seeking a solution. A special committee of the Board which does not include Mount Kellett nominee Stephen Lehner has been formed to consider Baja’s financing alternatives. Further information will be provided on the status of Baja’s efforts as it becomes available.

Mount Kellett has withdrawn the petition announced in its press release of May 4, 2012, and is among the parties who have entered into confidentiality agreements with Baja permitting them to conduct due diligence on Baja and the Boleo Project.

For further information please contact Tom Ogryzlo at 604-685-2323 or via email info@bajamining.com.

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